LARGO VISTA GROUP, LTD.
4 5 7 0 CAMPUS DRIVE
NEWPORT BEACH, CALIFORNIA 9 2 6 6 0
9 4 9 - 2 5 2 - 2 1 8 0

November 7, 2005

VIA FAX to 202-772-9368 and EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Largo Vista Group, Ltd.
Form 10-KSB for Year Ended December 31, 2004
    Filed April 18, 2005
Form 10-QSB for Quarter Ended March 31, 2005
    Filed May 11, 2005
Form 10-QSB for Quarter Ended June 30, 2005
    Filed August 22, 2005
Forms 8-K Filed April 1, 2005; April 19, 2005; and September 12, 2005
File No. 000-31426

Dear Mr. Hiller:

This is written in response to the comments in your letter of September 27, 2005 and in Ms. Lily Dang’s telephone conversation with our auditor Mr. Peter Stephanou. Largo Vista Group, Ltd. (“Largo” or the “Company”) agrees to amend the subject filings as indicated in the draft amendments being filed with the EDGAR version of this letter, which include certifications that comply with Item 601(b)(31) of Regulation S-B to the Form 10-KSB and the Forms 10-QSB. Because I am traveling and have limited access to facsimile, counsel to the Company will forward to you hard copies of the draft amendments in clean and in redline formats.

Should you have any questions, please do not hesitate to contact me or the Company’s counsel, Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400, fax 760-753-7410. Please copy Mr. Englund on any further correspondence. Thank you.

Very truly yours,

Deng Shan
Acting Chief Executive Officer and
Chairman of the Board of Directors